EXHIBIT 12.1
Trizec Properties, Inc.
Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Dollars in ‘000’s
The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing earnings by combined fixed charges and preferred dividends. For purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings have been calculated by adding fixed charges to income before income taxes, minority interest, income or loss from unconsolidated real estate joint ventures, discontinued operations, gain or loss on disposition of real estate, net, and cumulative effect of a change in accounting principle, plus amortization of capitalized interest and distributed income from unconsolidated real estate joint ventures, minus interest capitalized. Fixed charges consist of interest costs, whether expensed or capitalized, an estimate of the interest factor of rental expense relating to operating leases, and amortization of financing costs. Combined fixed charges and preferred dividends consist of fixed charges and preferred dividends paid or accrued for each respective period.

	2005		2004		2003		2002		2001
Earnings:

Income (Loss) before Income Taxes, Minority Interest, Income or Loss from Unconsolidated Real Estate Joint Ventures, Discontinued Operations, Gain or Loss on Disposition of Real Estate, Net, and Cumulative Effect of a Change in Accounting Principle	$39,784		$27,845		$62,219		$(1,400)		$28,600

Plus: Fixed Charges	139,987		144,373		155,178		158,447		118,452
Plus: Amortization of Capitalized Interest	253		253		251		463		463
Plus: Distributed Income from Unconsolidated Real Estate Joint Ventures	16,276		12,355		19,956		13,468		12,633
Less: Capitalized Interest	(667)		—		—		—		—

Earnings	$195,633		$184,826		$237,604		$170,978		$160,148

Fixed Charges:
Interest Expense	$139,320		$144,373		$155,178		$158,447		$118,452
Capitalized Interest	667		—		—		—		—

Fixed Charges	139,987		144,373		155,178		158,447		118,452
Preferred Dividends:
Preferred Dividends	4,438		5,614		5,226		124,321		—

Combined Fixed Charges and Preferred Dividends	$144,425		$149,987		$160,404		$282,768		$118,452

Ratios of Earnings to Combined Fixed Charges and Preferred Dividends	1.35	x	1.23	x	1.48	x	(A	)	1.35	x

(A)	For the year ended December 31, 2002, the ratio of earnings to combined fixed charges and preferred dividends was less than 1:1. We would have needed to generate additional earnings of approximately $111,790 in 2002 to achieve a coverage ratio of 1:1.